UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

<table>
<tr><td colspan="2">OMB APPROVAL</td></tr>
<tr><td colspan="2">OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12</td></tr>
<tr><td>SEC FILE NUMBER</td></tr>
<tr><td>8-70630</td></tr>
</table>

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Vested Securities**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**2009 Ashland Ave**

(No. and Street)

| **Fort Worth** | **TX** | **76107** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Elizabeth Attanasio** | **212-668-8700** | **eattanasio@acisecure.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Nawrocki Smith LLP**

(Name – if individual, state last, first, and middle name)

| **100 Motor Parkway, Suite 580  Hauppauge** | **NY** | **11788** |
|---|---|---|
| (Address) | (City)          (State) | (Zip Code) |

| **03/04/2009** | **3370** |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Chad Butler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vested Securities _____, as of 12/31 _____, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ELIZABETH M. ATTANASIO
Notary Public, State of New Jersey
Comm. # 5014417
My Commission Expires 11/23/2025

*Elizabeth Attanasio*
Notary Public

Signature: *Chad Butler*

Title:
CEO

**This filing** contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# VESTED SECURITIES, LLC

**Financial Statement**

**With**

**Report of Independent Registered Public Accounting Firm**

**For the year ended December 31, 2023**

PUBLIC DOCUMENT

**VESTED SECURITIES, LLC**
**DECEMBER 31, 2023**

**Table of Contents**



**CERTIFIED PUBLIC ACCOUNTANTS**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Vested Securities, LLC:

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vested Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Vested Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Vested Securities, LLC's auditor since 2022.

Hauppauge, New York
March 6, 2024

*Nawrocki Smith LLP*

**VESTED SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2023**

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 207,712 |
| Prepaid expenses | | 21,295 |
| **TOTAL ASSETS** | $ | 229,007 |

**LIABILITIES AND MEMBER'S EQUITY**

**LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable | $ | 50,349 |
| **TOTAL LIABILITIES** | $ | 50,349 |
| **MEMBER'S EQUITY** | | 178,658 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 229,007 |

See accompanying notes to financial statement

**VESTED SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENT**
**DECEMBER 31, 2023**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Vested Securities, LLC (the "Company") was formed as a limited liability company in Delaware on October 7, 2020. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged by private companies to raise capital in the form of private company securities in unregistered offerings to qualified investors. If the Company is successful in achieving the private companies capital raise, the Company is paid a fee for its efforts in finding the investors, in accordance with the terms of the private company's contracts with qualified investors.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

### Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts was not required at December 31, 2023. There was no bad debt expense for the year ended December 31, 2023.

### Revenue and Expense Recognition

*Private Placement Fees*

The Company is engaged in raising capital for affiliated hedge funds in the form of private company securities in unregistered offerings to qualified investors. If the Company is successful in achieving the private companies capital raise, the Company is paid a fee for its efforts in finding the investors, in accordance with the terms of the private company's contracts with qualified

*Disaggregation of Revenue*

Private placement fees for the year ended December 31, 2023 were $1,334,528 as shown on the Statement of Income.

*Receivables and Contract Balances*

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balance as of the year ended December 31, 2023 was $0.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

### Revenue and Expense Recognition (Continued)

*Receivables and Contract Balances (Continued)*

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition.  As of December 31, 2023 the contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.  As of December 31, 2023 the contract liabilities balances were $ 0.

*Significant Judgment*

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

### Income Taxes

The Company is organized as a limited liability company that is treated as a partnership for tax purposes.  The taxable income or loss of the Company is allocated to the members.  Accordingly, no provision for federal taxes has been reflected in the accompanying financial statements.

### Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

## NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.  Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $157,363 which was $152,363 in excess of its required net capital of $5,000.  The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

## NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

### Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2023, the amount in excess of insured limits of $250,000 was $0.

### Revenue

During the year ended December 31, 2023, approximately 100% of the Company's revenue was from one affiliated customer.

## NOTE 5 – RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2023, the Company had an intermediary services agreement in place with an affiliated hedge fund to raise capital in the form of private placements. The revenues generated from this agreement were $1,334,528, which are included in the Statement of Income. The balance due from the affiliate as of December 31, 2023 was $0.

During the year ended December 31, 2023, the Company had an expense sharing agreement in place with its parent, Vested, Inc ("Parent Co."). The agreement permits the allocation of certain shared expenses to the Company, which are included in the Statement of Operations. Total shared expenses for the period were $580,928, and the balance due to the affiliate as of December 31, 2023 was $49,076. The shared expenses consist of compensation, occupancy, shared equipment, IT and communications, administrative and technology support staff and other general overhead expenses incurred in the normal course of business.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

## NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**NOTE 7 – GUARANTEES:**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2023, or during the period

**NOTE 8 – COMMITMENTS AND CONTINGENCIES:**

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023, or during the period then ended.

**NOTE 9 – SUBSEQUENT EVENTS:**

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. There was a capital withdrawal in the amount of $153,707, made on 01/22/2024.